

INVEST IN **TEMECULA FC**

We are independent, family-owned football (soccer) club based in Temecula

---

LEAD INVESTOR   ⌄

Brad Miller

Great team. Great entertainment. Great family fun. Great opportunities. Great plan. Great leadership. Wonderful for the community. Wonderful for family entertainment and great opportunity for all kids. Love of game. Ownership that is passionate about the community and passionate about providing an opportunity for kids to enjoy the game and excel in a soccer career. Great training by professionals. Owner is someone who loves the game passionately and lives for its success.

Invested $1,000 this round

---

temeculafc.com   Temecula CA       | B2C | | Entertainment | | Sports | | Recreation |

Highlights

1 💪 We're the longest serving team in the Temecula Valley!

2 🍷 Our ambition is to build a small soccer stadium in Temecula Valley Wine Country

3 🏆 Former Manchester City player Will Donachie coached our team for 4 yrs

4 ❤️ We serve our community via donations to local schools & multiple types of community service

Our Founder



Brandon Jantz Owner at Temecula FC

Making it out of my small home town of Temecula to become a professional soccer player and coming back home to build a professional soccer club for our community!

We believe that football (soccer) is about people and the community. We love our community and want to give them a professional team they can be proud of and be a part of.

The Story of Temecula FC

We started in 2013. It's been the best 10 years of my life. We have seen growth on we started in 2013. It's been the best 10 years of my life. We have seen growth on and off the pitch each year!



First, we had to create our club

Back in 2013, it was unheard of for anyone in our community to invest in a minor league soccer club. For me to invest my 401k into starting an NPSL.com team was a huge commitment. I did not know at first the task would be so massive but it has been amazing. The family we are building as a club has become instrumental in my daily happiness and growth as a person. Our launch party was unreal and we got such great support!





2013 Launch Party

Then the work began!

We were into our first NPSL season and really trying to find our legs. It has taken years to build up to getting regular fan attendance in the **300 plus mark**. Now that we are regularly getting decent support we have had many request for growth not only into the professional game but having our own home field. One that we can sell beer at and give the supporters a real sporting event feel! A place special to our players, supports and community.



Temecula FC Home Match







Willie Donachie, Scotland's classy left-back from the 1970s, is now part owner of Temecula FC.

He's a Former Manchester City player that contributed to the Scottish National Team in the '78 World Cup victory over Holland – helping send the Tartan Army into delirium after 1 of our most famous wins over England.

Donachie lives in Newcastle with his 2nd wife, Yugoslav-born Mileva. Will spent 4 years coming over to Temecula to coach the Quails so he knows the club and community well.



Our support culture and game day experience is what we want to build on.

Here's our most recent supporters video :





[promo .mp4](#)

We we're the longest serving team in the Southwest Conference of the NPSL. We have now moved to NISA Nation as we look to take the club fully professional in coming years.

On August 2nd 2023 we turned 10 years old. We still love what we are doing and more excited than ever to continue growing our club.

In 2023 we will be heading into our 10th season at the minor league level and looking forward to this massive project to build a home for our players, supporters and community. We are looking to generate $124,000 in our first raise! With these funds, we'll use the funds for normal business operation (including the costs and expenses of this offering) as we gear up for the 2023 Fall season. We'll also use funds for new marketing to grow our youth club. Investment from community will also ensure we are on strong financial footing, not just now, but into the future.





Working on building a small soccer stadium in Temecula Valley Wine Country

Downloads

hd7.jpg

winefield.jpg